UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Sapiens International Corporation N.V. (“Sapiens”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, interim unaudited consolidated financial statements as of, and for the nine month period ended, September 30, 2013; (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Operating and Financial Review and Prospects, which reviews Sapiens’ results of operations and financial condition as of, and for the nine month period ended, September 30, 2013, (iii) furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T promulgated by the SEC; and (iv) incorporating by reference the foregoing nine-month interim unaudited consolidated financial statements of Sapiens, together with the Operating and Financial Review and Prospects covering that nine month period and the Interactive Data File disclosure, in Sapiens’ Registration Statement on Form F-3, as described below.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

CONTENTS

The following exhibits are furnished as Exhibits 99.1 and 101 to this Form 6-K:

Exhibit Number	Description

99.1	Unaudited condensed consolidated financial statements of Sapiens as of, and for the nine month period ended, September 30, 2013

99.2	Operating and Financial Review and Prospects for the nine months ended September 30, 2013

101	The following financial information from Exhibit 99.1 to this Form 6-K, formatted in Extensible Business Reporting Language (XBRL):

(i) Interim Condensed Consolidated Balance Sheets as of December 31, 2012 and September 30, 2013 (Unaudited);

(ii) Interim Condensed Consolidated Statements of Income (Unaudited) for the nine months ended September 30, 2012 and 2013;

(iii) Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the nine months ended September 30, 2012 and 2013;

(iv) Interim Condensed Statements of Equity (Unaudited) for the nine months ended September 30, 2012 and 2013;

(v) Interim Condensed Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2012 and 2013; and

(vi) Notes to the Interim Condensed Consolidated Financial Statements (Unaudited).

The contents of this Form 6-K, including all exhibits hereto, are hereby incorporated by reference into Sapiens’ registration statement on Form F-3 (SEC File No. 333-187185), filed with the SEC on March 11, 2013, and amended on April 4, 2013 and April 22, 2013, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Giladi
Roni Giladi Chief Financial Officer

Date: November 13, 2013

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited condensed consolidated financial statements of Sapiens as of, and for the nine month period ended, September 30, 2013

99.2	Operating and Financial Review and Prospects for the nine months ended September 30, 2013

101	The following financial information from Exhibit 99.1 to this Form 6-K, formatted in Extensible Business Reporting Language (XBRL):

(i) Interim Condensed Consolidated Balance Sheets as of December 31, 2012 and September 30, 2013 (Unaudited);

(ii) Interim Condensed Consolidated Statements of Income (Unaudited) for the nine months ended September 30, 2012 and 2013;

(iii) Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the nine months ended September 30, 2012 and 2013;

(iv) Interim Condensed Statements of Equity (Unaudited) for the nine months ended September 30, 2012 and 2013;

(v) Interim Condensed Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2012 and 2013; and

(vi) Notes to the Interim Condensed Consolidated Financial Statements (Unaudited).

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